July 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos

Re:	Occidental Petroleum Corporation (the “Company”)

PREC14A preliminary proxy statement filing made on Schedule 14A

Filed on June 26, 2019 by Barberry Corp. et al.

File No. 001-09210

Dear Mr. Panos:

This letter sets forth the response of Carl C. Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital L.P., Icahn Onshore LP, Icahn Offshore LP and Beckton Corp. (collectively, the “Icahn Participants”) to the comment letter, dated July 8, 2019 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Icahn Participants’ Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2019. In connection with this response to the Comment Letter, the Company is filing with the Commission Amendment No. 1 to the Proxy Statement (the “Amendment No. 1”)

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

* * * *

Preliminary Proxy Statement filed on Schedule 14A

1.	We recognize that the instant solicitation is not asking security holders to vote on any of the proposals delineated in the request solicitation statement, but noticed that the type of proposals that might be presented would implicate Rule 14a-4(a)(3) if introduced now. Given that only the Board is authorized to expand the number of directors on the Board, Proposal 1E is invalid unless Proposal 3 is first approved by the stockholders. Proposal 3 sets forth amendments to the By-laws which would allow a majority of stockholders to adopt a resolution to set the number of directors on the Board. Please reflect Proposal 1E to reflect its dependence upon the successful passage of Proposal 3, or advise.

The Icahn Participants acknowledge the Staff’s comment and advise the Staff that they have revised the disclosure on page 9 of Amendment No. 1.

2.	Please revise the request solicitation statement to explain how nominees will be determined to actually become a director if more director nominees are elected pursuant to Proposals 2A–2D than existing directors are removed pursuant to Proposals 1A–1D (and either Proposal 1E or Proposal 3 is not approved), or advise us why no changes are necessary.

The Icahn Participants acknowledge the Staff’s comment and advise the Staff that they have revised the disclosure on page 9 of Amendment No. 1.

3.	Please revise the description of Proposal 4 to remove the implication that the participants are seeking to mandate that the Board create a committee that will have its membership partially determined via a by-law provision given that such a mandate, if Proposal 4 were to be construed as such and passed, may be interpreted as impermissibly infringing upon the directors’ substantive authority to manage the business and affairs of Occidental under Sections 141(a) and 141(c)(2) of the DGCL, or advise.

The Icahn Participants acknowledge the Staff’s comment and advise the Staff that they have revised the disclosure on page 11 of Amendment No. 1.

4.	Please revise the description of Proposal 5 to direct security holders to the exact location(s) within Exhibit D that are the subject of the proposed change should a Record Date be fixed. At present, no changes appear to have been made to the text of Article III, Section 3 in Exhibit D, which exhibit appears to be using a since superseded edition of the By-laws.

The Icahn Participants acknowledge the Staff’s comment and advise the Staff that they have revised the disclosure on page 10 of Amendment No. 1 and Exhibit D-1, D-2 and D-3.

5.	Please make similar revisions to Proposals 6 and 7 to reflect more exactly where in Exhibit E changes have been made to reflect how the changes specified by the proposals would appear in an amended charter. At present, Exhibit E does not distinguish between which proposed changes are the subject of Proposal 6 and which are the subject of Proposal 7.

The Icahn Participants acknowledge the Staff’s comment and advise the Staff that they have revised the disclosure on page 11 of Amendment No. 1 and Exhibit E.

s

Annex B | Two Year Summary Table

6.	Please reconcile the disclosure in footnote # 1 that indicates forward contracts were executed on June 21, 2019 with the disclosure in the background section that indicates forward contracts were executed on June 22, 2019.

The Icahn Participants acknowledge the Staff’s comment and advise the Staff that they have revised the disclosure on page 7 of Amendment No. 1.

Exhibit B-2

7.	Please reconsider the reference in this exhibit to “proposals set forth in full under ‘Plans for the Special Meeting’”. No such section exists in the request solicitation statement. Please revise or advise.

The Icahn Participants acknowledge the Staff’s comment and advise the Staff that they have revised the disclosure on Exhibit B-2 of Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 702-4382.

Sincerely,

/s/ Andrew Langham

Andrew Langham, Icahn Enterprises L.P.